February 22, 2011	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via Messenger

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong, Staff Attorney
Julie Rizzo, Attorney-Advisor

Re:	Capital One Auto Receivables, LLC
Amendment No. 1 to Registration Statement on Form S-3 Filed December 16, 2010
File No. 333-166977

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 12, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the above captioned Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on December 16, 2010, as well as two clean copies of Amendment No. 2 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

February 22, 2011

Registration Statement on Form S-3

General

1.	We note your response to our prior comment one and reissue in part. Please confirm that any issuing entity previously established, directly or indirectly, by any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please also confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Response

The duty to file Exchange Act reports with respect to entities described in your comment has been suspended for fiscal year 2010 pursuant to Section 15(d) of the Exchange Act. Accordingly, we confirm that:

(a)	each issuing entity previously established, directly or indirectly, by any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class; and

(b)	the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.	We note your response to our prior comment two. Please revise your response to eliminate the caveat that you “reserve the right to adjust the timing of these filings should the Staff’s position change or be superseded by rule making.”

Response

We revise our response to your prior comment two to read as follows: We confirm that the Depositor will file finalized agreements (which may be unexecuted as provided by Instruction 1 of Item 601 of Regulation S-K) simultaneously with or prior to the filing of the final prospectus by post-effective amendment as an exhibit to the Registration Statement or under cover of Form 8-K and incorporated by reference into the Registration Statement.

February 22, 2011

Prospectus Supplement

Issuing Entity, Property, page S-7

3.	We note your response to our prior comment nine. Please revise to disclose the monthly percentage threshold of originations that are exceptions to the underwriting criteria here and elsewhere in the prospectus supplement and prospectus as applicable.

Response

We have revised the disclosure on pages S-7 and S-25 of the prospectus supplement and page 15 of the prospectus accordingly.

The Receivables Pool, page S-22

4.	We note your response to our prior comment six. Please delete the statement that the accuracy of the third party information “has not been verified” as it is inappropriate to disclaim the accuracy of information cited in your prospectus supplement.

Response

We have revised the disclosure on page S-22 of the prospectus supplement accordingly.

Prospectus

The Notes, page 20

5.	We note your response to our prior comment ten and your disclosure that the indices may include any “other regularly published rate.” Please revise to specify all indices that may be used to determine the interest rate on the notes. Please similarly revise The Certificates section on page 22.

Response

We have revised the disclosure on page 21 and 22 of the prospectus accordingly.

Revolving Period and Amortization Period, page 23

6.	We note your response to our prior comment 12. Please revise your prospectus supplement to provide bracketed from disclosure that includes all information required by Item 1111(g) of Regulation AB, including the maximum amount of additional assets that may be acquired during the revolving period.

February 22, 2011

Response

We have provided bracket form disclosure on pages S-5, S-8, S-13, S-32 and S-39 of the prospectus supplement accordingly.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Jon D. Van Gorp at (312) 701-7091, or Christopher B. Horn at (212) 506-2390. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp Jon D. Van Gorp

cc:	Amy Campbell, Esq.